ACK Right Endeavors LLC

Statements of Cash Flows

(Unaudited)

	For the year ended December 31, 2019	For the year ended January 31, 2018
Cash flows from operating activities:		
Net loss	$ (596,018)	$ (38,481)
Accumulated Depreciation	72,216.00	26,889.84
Accumulated Amoritization of Other Assets	12,640.77	7,373.78
Accounts Receivable	(17,109.26)	-
Accounts Payable	28,314.77	-
Credit Cards at Assoiciated Bank	2,946.85	582.15
California Department of Tax and Fee Administration Payable	1,404.10	-
Changes in operating assets and liabilities:		
Net cash used in operating activities	(495,605)	(3,635)
Cash flows from investing activities		
Computers	(4,444)	(2,659)
Machines	(251,593)	(371,495)
Organizational Costs	-	(189,611)
Other Assets	(11,530)	-
Net cash used in investing activities	(267,567)	(563,765)
Cash flows from financing activities:		
Loan Repayment (Rhodes)	-	(50,000)
Members' capital contribution	275,000	1,125,000
Net cash provided by financing activities	275,000	1,075,000
Net cash increase for period	(488,172)	507,600
Cash at beginning of period	516,134	8,534
Cash at end of year	$ 27,962	$ 516,134

Supplemental disclosure of cash flow information:

Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -